Free Writing Prospectus
Filed pursuant to Rule 433 under the Securities Act of 1933
Registration No. 333-196738

ALLEGIANT TRAVEL COMPANY

$150,000,000 5.50% Senior Notes due 2019

Final Pricing Term Sheet

November 30, 2016

This Final Pricing Term Sheet is qualified in its entirety by reference to the preliminary prospectus supplement, dated November 30, 2016 (the “Preliminary Prospectus Supplement”).  The information in this Final Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer:	Allegiant Travel Company
Securities:	5.50% Senior Notes due 2019
Amount:	$150,000,000
Coupon (Interest Rate):	5.500%
Yield:	4.879%
Spread to Benchmark Treasury:	+359 bps
Benchmark Treasury:	0.75% Due July 15, 2019
Scheduled Maturity Date:	July 15, 2019
Public Offering Price:	101.50%
Gross Proceeds:	$152,250,000.00
Underwriting Discount:	0.3284%
Net Proceeds to Issuer before Estimated Expenses:	$151,750,000.00
Payment Dates:	January 15 and July 15 of each year, beginning on January 15, 2017
Record Dates:	January 1 and July 1
Redemption:	Make-whole call at T+50 bps
Change of Control:	Put at 101% of principal plus accrued interest
CUSIP:	01748X AA0
ISIN:	US01748XAA00
Distribution:	SEC Registered (Registration No. 333-196738)
Listing:	None
Trade Date:	November 30, 2016
Settlement Date:	December 5, 2016 (T+3)
Sole Book-Running Manager:	Goldman, Sachs & Co.

Changes from Preliminary Prospectus Supplement

The Issuer has increased the offering size of the notes from $100.0 million aggregate principal amount to $150.0 million aggregate principal amount.  The total outstanding principal amount of notes following the issuance will be $450.0 million. The foregoing changes will be reflected as set forth and corresponding modifications will be made to the Preliminary Prospectus Supplement to reflect these changes.

On page S-26 the Section entitled “Capitalization” is hereby replaced in its entirety with the following:

The following table sets forth our consolidated cash, cash equivalents and short- and long-term investments and capitalization as of September 30, 2016:

•	on an actual basis; and
•	on an as adjusted basis to give effect to the issuance and sale of the new notes offered hereby.

You should read the data set forth in the table below in conjunction with “Use of Proceeds” and “Summary Financial and Operating Data” appearing elsewhere in this prospectus supplement, as well as our audited consolidated financial statements and unaudited consolidated financial statements each with the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference in this prospectus supplement.

(in thousands)	As of September 30, 2016
(unaudited)	Actual	As Adjusted
Cash, cash equivalents and investments(1)	$383,306	$533,306	(2)

Capitalization:
Total debt secured by aircraft, net of related costs(3)	384,246	384,246
Total debt secured by real estate, net of related costs(4)	16,337	16,337
5.5 percent senior notes due 2019, net of related costs(5)	298,362	448,362	(2)
Total Debt(6)	698,945	848,945
Shareholders’ equity	442,288	442,288
Total Capitalization	$1,141,233	$1,291,233

(1)	Represents cash, cash equivalents and short- and long-term investments, excluding restricted cash.
(2)	As adjusted does not give effect to the approximately $1.0 million estimated cost of issuance for the new notes offered hereby.
(3)
Represents total debt under 12 different facilities secured by aircraft with (i) a fixed interest rate of 3.99%, payable in monthly installments or (ii) floating interest rates based on LIBOR plus between 1.70% and 3.08%, payable in either monthly or quarterly installments with maturities from December 2017 to January 2021. See “Description of Existing Indebtedness—Secured Debt”.

(4)
Represents total debt under two facilities secured by our headquarters property bearing interest at 2.86%, payable in monthly installments with maturities in October 2018 and March 2020. See “Description of Existing Indebtedness—Secured Debt.”

(5)	Represents the sum of the carrying value of the existing notes plus the principal amount of the new notes offered hereby.
(6)
Represents the carrying value of total long-term debt, including current maturities and net of related costs other than $1.0 million of estimated costs related to the new notes offered hereby. The aggregate amount of costs related to actual Total Debt as of September 30, 2016 is $4.2 million, excluding costs related to the new notes offered hereby.

On pages S-8 and S-25

“$99.3” million is hereby replaced with “149.0 million”.

On pages S-6, S-21 and S-31

All references “$700.7 million of indebtedness” are hereby changed to “$750.7 million of indebtedness”.

All references to “$298.4 million of indebtedness ranking pari passu with the notes” are hereby changed to “$348.4 million of indebtedness ranking pari passu with the notes”.

All references to “13.8 percent of our total assets” are hereby changed to “13.3 percent of our total assets”.

All references to “8.7 percent of liabilities” are hereby changed to “8.3 percent of liabilities”.

On page S-11 and S-13

As Adjusted Lease Adjusted Debt is hereby changed from “807,051” to “857,051”.

On page S-11

Ratio of As Adjusted Total Debt / EBITDA is hereby changed from “1.6” to “1.7”.

Additional conforming changes are hereby made throughout the Preliminary Prospectus Supplement to reflect the changes discussed above.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Goldman, Sachs & Co. at the following address: 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com.

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